INVEST IN **SLØ - NOT FAST FASHION**

Reinventing Denim - Made to Order in 500 sizes, Personalized, Sustainable, and built to last

PITCH VIDEO   INVESTOR PANEL



not
fast
fashion.

slojeans.co   Los Angeles, CA

Female Founder   Ecommerce   Consumer Goods   Retail   B2C

Highlights

1. 🤛 EXPERIENCE- slø raised $300k on Wefunder from 1100+ Investors
2. ❤️ SALES - $1,100,000+ in sales in the first 14 months.
3. ✨ Unique denim experience, 10 layers of customization, and 1m+ possible combinations.
4. 🤙 POWERED BY - 700,000 suggestions from the community. We are a community built from the ground up.
5. 🥵 EXPANDING - The only thing that has held us back has been reliable manufacturing- Not anymore!
6. LIFE CHANGING - Investing in the local community, our people, and their families will change lives.
7. SPEED - By 2025 we will be able to produce your made to order jeans within 14 days.

Featured Investor

 **Samuel Gray**
Syndicate Lead

[Follow]

Invested $5,000 ⓘ

"I'm excited to endorse Slø as a Lead Investor. With my background in fashion and media, I see immense potential for Slø to pioneer sustainable fashion. Their commitment to made-to-order denim, ethical production, and tech advancements, along with a strong leadership team leveraging social media, positions them at the industry's forefront. I'm confident in their mission and eagerly anticipate their success. Join me in supporting Slø's path towards a sustainable future."

Our Team

 **Kristian Hansen** Founder & CEO

1m+ followers on Social Media, 30m + Views, 150+ cities visited, $300k raised on Wefunder. Generated over $1m in organic sales via personal TikTok page. Award-winning entrepreneur and former pro athlete.

 **Abhimukth Chaudhuri** Co-founder & CTO

2x Founder - Graduate Computer Engineering from McGill University

 **Zeena Mawlawi** Director Communications

Pentalinguial World Traveler, McGill Psychology Graduate, and former high net worth event coordinator with a passion for fashion and sustainability.

 **Mustafa Kati** Head of Production - Turkey

Managed 7+ million pairs of jeans per year as a lead merchandiser at one of Turkey's largest denim producers. 30+ years of experience in Denim

 **Daniel Goodrich** General Counsel

Digital-forward corporate startup attorney. Recovering New Yorker. Daniel is the Founder & CEO of @VirtualCounsel™, the original 24/7 monthly subscription legal solution for startups.

 **Ralph De Lisle** COO

2x Founder and the newest edition to the C-Suite. Ralph is a Cambridge Graduate with extensive experience in consumer products and brands. At slø he will be tackling our new operations system as we expand to new markets.

Pitch

If you have any questions and would like to speak to one of our founders we would absolutely love to hear from you.

You can e-mail us at abhi@slojeans.co or kristian@slojeans.co and we'll get back to you ASAP

Thank you for your consideration in our project, and for your interest in changing this industry from the ground up!





Reinventing Denim - Made to Order in 500+ sizes, Personalized, Sustainable, and built to last

the world's most popular clothing item like never before - delivered to your door for $99/pair

slø

so...how did we get here?

Once upon a time, a man named Kristian accidentally bought a pair of $7 women's jeans at a thrift store. Perplexed by the lack of pockets, he made a TikTok video to his 67 followers, "Ladies of the world, where are your pockets?! he said.

Thousands of frustrated women rushed to the comments to confirm the problem, and at that moment the slø fashion revolution was born.



SIØ

547k views,
30k followers gained

but that was only the tip of the iceberg...

Kristian started making more and more videos asking people for their opinions...

"tell me whats wrong with your jeans?"
"tell me what's wrong with your closet?"
"tell me what you think is wrong with fashion?"

over 700,000 form submissions 25m views, and 300k followers later...


12:35
Don't be shy, show us the jeans
Standard bottle of wine
More data

slø

there was a glaring gap in the market, with no solution in sight.

so we decided we'd build it.

slø

we launched a WeFunder campaign and raised a $293,000 pre-seed round

slø

since then we've had some growth
our first 18 months

$1.1m
revenue generated

13,500
units sold

$0
ad-spend

39%
returning customer rate

750k
followers gained on TikTok

100k
followers gained on Instagram

121k
"waitlisted" on our e-mail list

100% organic growth powered by one personal TikTok account, with one of the most loyal communities on the internet

slø

and we made some key discoveries...

allow me to explain...

the $1 trillion fashion industry

the $1 trillion fashion industry
has three massive problems.

problem #1

millions of consumers do not fit into standard size sets.

fast fashion size sets are inaccurate, antiquated, limited, and mentally
damaging + do not serve the majority of the market.

average fast fashion jeans size set



9 sizes, all the same ratio/shape.

our SizeYou V2 size set (active)



sizeYOU v2 = 440 sizes = 22 waist sizes in 2 unique shapes in 10 lengths

our SizeYou V3 size set (Sept Launch)



sizeYOU v3 = 624 sizes = 23 waist sizes in 2 shapes in 13 lengths (+3 leg options)

problem #2

mass manufacturing
= mass standardization

mass manufacturing leads to a tremendous amount of waste, exploitative labor practices, and a boring standardized product that doesn't fit, isn't what you really want, and (probably) ends up in a land fill

this leads to



92 million tonnes of textile waste/year disposed to landfils



return rates above 40% due to mass standardization



79 trillion litres of water used annually in production processes

and over 100 other damaging statistics...

the current fast fashion system

mass produce ⟶ hope it sells

mass standardized
goods as cheap as
possible with little to
no regard for the
planet or human rights

hundreds of thousands
of garments are put in
stores around the
world, with millions
going unsold

slø

the slow fashion system

product is ordered ⟶ product is delivered

a selection of products are
made available in a
substantially larger size set,
and not produced until an order
is placed

the product is consciously
delivered to the client, to their
specifications, preferences,
and sizing.

personalized, purposeful, and waste free

slø

the slow fashion system

made to order + perfect fit + quality materials
(No waste Products)   (very low returns)   (long lasting garments)

+ ethical manufacturing = sustainability
(zero exploitation supply chain)   (a modern model)

problem #3

fashion manufacturing is broken, antiquated, and relies on massive

amounts of manual labor

Kristian and the team visited over 50 manufacturing facilities in 10 different countries and discovered the foundation of manufacturing is still done on pen and paper and relies on thousands of underpaid people to make it work.

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so we built our own factory..

  

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to offer a new kind of experience

putting you in the design studio to build your perfect product

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choose your cut
step #1



boot cut   straight   taper   skinny   flare   90s   mom   jogger   cargo   baloon

always ready, always in stock, ready to build

customers begin their slow fashion experience by selecting their cut. this provides the base of the design and acts as a starting point for their customizations. We currently have six always-in-stock cuts in our "always open" model, and plan to expand this to ten.

slø

choose your fabric

step #2



origin: Japan
99% Cotton 1% EL
3x Certified
Kurabo Selvedge
stretch:
softness
durability
origin: Turkey
100% Cotton
5x Certified
ISKO
stretch:
softness
durability
origin: Italy
98% Cotton 2% EL
Candiani
stretch:
softness
durability
origin: India
96% CT 4% EL
7x Certified
Anubha
stretch:
softness
durability

---

the fabric is the heart of the garment, and drastically changes the experience

stretch? no stretch? thick and durable? lightweight and breathable? It's completely in your control.

we have access to thousands of varieties of denim and can consistently offer new and innovative fabrics. Our goal is to educate the customer on their options, and build a community of people excited for new fabric options, and more sustainable alternatives.

slø

choose your wash

step #3



---

a world of colors at your fingertips, sustainably washed to your preference

we currently offer three washes and aim to offer up to ten by the end of the year. Giving people a spectrum from light to dark, and dark to darker.

Every fabric will have it's own set of washes, making this a layer subjective to their previous selection, further elevating the experience of understanding the garment down to the fabric itself

slø

choose your rise

step #4

the fit of the jean depends heavily on the rise

different body shapes suit different rises, and as a result it's an absolutely vital selection that ensures the correct fit and feel of the garment. We can make suggestions to people based on their measurements or they can make the selection themselves



low rise
mid rise
high rise

different cuts will have different rises available, for example in a "mom" cut, the primary purpose of the style is to cover the stomach, and therefore offering a mid or low rise option is counterintuitive, our builder will lay out all of this information allowing customers to make changes and selections easily as they move through the process

slø

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finishing touches
step #5





100% organic/recycled cotton canvas
your name lasered on a small piece of 100% recycled material

*this leather is sustainably sourced from leather scrap material from shoe factories. it was destined for a landfill, but instead the pieces are bound together to give it a new purpose

choose your button color from 10+ selections

endless personalization potential

your name, your button color, and your back patch selection, we can endlessly offer additional offerings to the finishing stage.

each selection makes the jeans more and more unique, providing the most personal experience in fashion

slø

we call it Groovy Labs
a purpose built factory for slow fashion production











current capacity 3500 units/month

capacity post raise: 10,000 units/month

powered by MERLIN AI our proprietary factory OMS enabling first of it's kind scale

every product is tracked by QR. Sending the customer 12-15 updates through the manufacturing process

carbon neutral, every scrap is recycled, and every product made to order

allows us to offer over 1,000,000 potential variants, delivered in less than 30 days

built in the heart of Istanbul's garment district and supporting the community around us

slø



merlin
by slø

and we built an AI-powered operating system to run it...

they told us we would need 40 people to run the facility, with our software we do it with only 14



merlin

An AI-powered OMS (order management system) that provides deep insights for factory optimization, real-time end-to-end transparency, and complete traceability for the end consumer.

Curating data so powerful we can predict the future of fashion, like looking into a crystal ball...

slø

first we collect measurements

because we want to find you the perfect size, not one that's "good enough"

slø

Disco

our sizing system

On first orders, we collect 3D measurements, or the customer submits their own measurements, which are then fed into our Disco AI Sizing tool.

These measurements are then matched to the perfect size in our library of hundreds of sizing options.

your size is saved to your profile and will be automatically used on future orders (feature to be launched in September 24)

Customer's measurements Info

Success 06/22/23, 9:48 PM

Volumetric

Bust girth	37 in	Under bust girth	33.1 in
Upper chest girth	36.4 in	Overarm girth	45 in
Waist girth	33.9 in	Upper hip girth	38.9 in
Hip girth	41.4 in	Middle waist	34.8 in
Lower waist	36.3 in	Upper-arm girth	11.6 in
Upper bicep girth	11.1 in	Knee girth	15.5 in
Ankle girth	9.3 in	Wrist girth	6.4 in
Calf girth	14.1 in	Thigh girth	23 in
Thigh 1 inch below the crotch	24.3 in	Mid - thigh girth	18.6 in
Neck base girth	13.7 in	Abdomen girth	39.8 in
Armscye girth	16.2 in	Neck girth	13.1 in



an example of a 3DLook Scan

we then use this data to automaticaliy match measurements to the perfect size, leading to lower returns, more satisfied customers, and a longer-lasting garment

slø

then we produce your jeans

tracking your garment stage by stage

 merlin

what we track

     

| End to End Production Data at every stage | Logistics + Import/Export +inventory | raw material consumption + stock | customer demographic + preferences | product information + trends | return + exchange statistics |

 merlin

how we track data

   

| NFC tags are placed on every item in production | Tags are scanned at each stage of production for real time tracking | post purchase customer interaction with QR/NFC | Logistics data is saved for each order and profiled for improvements |

slø

the result?

slow fashion at scale...

slø

made-to-order = unlimited options, zero waste

high quality, affordable, and personalized jeans, fit to the customer. and available at scale

personalized clothing, made to order, enabled by automation and AI,
leads to substantially lower return rates, near zero waste, worker
empowerment, ironically higher margins, and returning customers.

slø

how's it working so far?

there's plenty of room for improvement, but so far so good...



traction
what our customers say

traction
organic social media growth

~$1.5m | 3.5m

generated in free marketing
through our organic content

projected followers 2024



43m | 8.5m | 1m

organic views   organic likes   folllowers gained



driving ~$1m USD in sales year one with $0 Adspend

we have one of the strongest communities on the internet

---

slø

a triple revenue model

3 ncome channels - maximising our reach and keeping customers coming back for more

"always open"
our core offerings

over 1,000,000 standing
options available to build

flexible capacity
scale = easier production

10,000+ choices
max personalization

$99/pair
+ customizations

predictable
& efficient

---

limited edition launch
two launches / month

keeping the collection fresh
with trending items



1000 pieces
limited edition

design flexibility
test trends and offerings

$99/pair
still made to order

2 launches/month
keeping things fresh

---

retailer integrations
tap into global online reach

a win-win for
everybody
involved

flat rate comission
*eliminates their need to hold stock and
flatlines our CAC*

localized and exclusive
different styles for different markets

same system, same factory
still made to order

---

slø

how is it sustainable?

let's dive deeper

#1: building a scaleable made to order model to replace fast fashion

our made to order model has (so far) saved us from overproducing <u>16,500 pairs of jeans</u> in our first year of operations

that is 18,739 pounds of fabric saved which is equivalent to 26,480 meters of denim, and over 18,000 pounds of cotton

slø



purposeful production = sustainability to it's core



slø

#2: Material Selection

all of our fabrics are double or triple-certified and come from regenerative sources, sustainable fabric selection is at the core of our model.

   

we have just formed an agreement to use GoodEarth Cotton in all of our jeans starting in 2025 - (Australian regenerative cotton)

#3: fit = sustainability

slø

the average fast fashion size set contains 8 sizes, this mass standardization leads to massive returns, garments fitting incorrectly (which lowers the longevity of the product), and poor sell through rates. very few returned products are ever resold and end up in landfills

We offer over 400 sizes in order to ensure a perfect fit, and minimize costly returns

industry average return rate (denim) = 44%
leading cause = size related returns

our return rate = 4.8%
through our first 13,000 pairs delivered



#4: longevity = sustainability

currently in fashion

36%
Decrease in the lifespan of a fast fashion garment in the past 15 years"

https://earth.org/statistics-about-fast-fashion-waste/

69%
of all clothing on the market is produced using synthesized materials

https://dailytitan.com/opinion/synthet ic-fabrics-are-al-style-no-sustainability/

10
average amount of wears of a fast fashion product before being unwearable

https://www.theissuemagazine.ca/art icles/making-your-clothes-last-longer#:

by prioritizing longevity through our material selection, fit, production quality, and better care instructions, we can extend the lifespan of clothing by hundreds of wears, thus leading to a significantly cleaner fashion industry, and substantially less waste

#5: accessibility = sustainability

slø



~$180	**~$230**	→	**$99**
average cost of "sustainable jeans"	average cost of "tailored jeans"		pair of slø jeans, sustainably made, perfect fit

we believe that if people can't afford your solution, then you're not a sustainable option. We price as competitively against fast fashion as possible to allow for consumers to access sustainable choices at an accessible entry point

slø

a lean team ready for growth

our goal was to build our foundation with a small but mighty team and prepare for growth

slø

Team



Kristian Hansen
CEO/Founder

3x founder + 900k social media followers, the mind behind the brand.



Ralph de Lisle
Chief of Staff

Seasoned CPG entrepreneur. 2x Founder. Cambridge graduate. Veteran in corporate strategy & M&A



Zeena Mawlawi
Creative director

Speaks 5 languages, McGill Psychology graduate, creative and fashion oriented direction



Abhimukth Chaudhuri
Co-founder/COO

McGill Computer Engineer, Hackathon Champion, sizing algorithm afficenado



Mustafa Kati
Head of Production

former head of production for one of Turkey's largest denim manufacturers responsible for 10m pairs of jeans per year 25+ years production experience



Piyush Tejura
Advisor and Mentor

35+ years of Denim Experience building brands like Tommy Hilfiger, Michael Kors, and dozens more from the ground up

slø

the year ahead

it's going to be a big one



slø

expansion into India

1,000,000,000 consumers crave better size sets, options, and customizations.

supported by one of the biggest distributors in the world

timeline: Fall 2024

slø

Groovy Labs II

a second manufacturing facility in India to serve India, the Middle East, and China and diversify our manufacturing options while derisking our model further

timeline: Fall 2024





slø

groovy media

expanding our media offerings and producing 100x of our existing output, better, higher quality content to spread the revolution far and wide

timeline: summer 2024

sl∅

non denims

our first non denim products will launch this upcoming fall, expanding our sizing solutions into new categories like office wear

timeline: Fall 2024



sl∅

projections

(not guaranteed)

sl∅

$3-5m

revenue generated

(variability due to TBD closing date for retail deal in India)

~50k

units sold in 2024

(variability due to TBD closing date for retail deal in India)

6 months

to overall profitability

inclusive of new factory build

sl∅

the market



$118B


Global Denim Market 2030
$70B
US, Europe & India
Denim Market 2030
$70M-$100M
slø
est. market share
by 2030

The global denim jeans market size was worth USD 70.71 billion in 2021, set to expand to over USD 100+ billion at a compound annual growth rate (CAGR) of 6.2% from 2022 to 2030.

jeans are by far the most popular clothing item on Earth, with over 12 local markets valued at over USD $1b


fashion industry
creator brand
advanced data
artificial intelligence
slø

vision for the future

what we're building

slø isn't just a fashion brand.

we're a manufacturing innovator.

we're building AI in places other's are not.

we're a data aggregator.

and we're harnessing the power of the creator economy

to change the way people experience fashion.

slø

what is this round supporting?

this is a bridge round

slø

bridge round

our goal with this round is to raise $124,000 to support our expansion into India, and the further expansion of our team and operations.

Our goal is to continue to be able to bootstrap our development without the need for large institutional funding rounds, making every dollar go as far as possible and staying lean while we solidify our fashion solution

timeline for next round: early 2025
target valuation: 25m SEED